

Mail Stop 3720

August 23, 2006

Via U.S. Mail and Fax
Mr. William Trubeck
Chief Financial Officer
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

   RE: **H&R Block, Inc.**
      Form 10-K/A amendment No. 2 for year ended April 30, 2005
      Filed March 31, 2006
      Form 10-Q's for quarters ending July 31, 2005, October 31, 2005 and
      January 31, 2006
      File No. 1-06089

Dear Mr. Trubeck:

   In your letters dated May 19, July 21, and August 15, 2006 you describe the methodology and assumptions you use to estimate the fair value of mortgage service rights retained when accounting for the sale of a pool of loans. You also describe the assumptions you changed in estimating the value of retained mortgage servicing rights beginning in the quarter ended October 31, 2005 and the reasons for changing those assumptions. Because quoted market prices are not readily available for non-prime mortgage service rights, you have used valuation methods and assumptions that you believe incorporate assumptions used by market participants. We understand that these assumptions are subjective and require a high level of management judgment. Management is responsible for the financial statements, and the independent accountant is responsible for the report on the financial statements. Since the registrant and management are in possession of all facts with respect to the valuations referred to above, they are responsible for the accuracy and adequacy of the disclosures made notwithstanding the staff's comments. Accordingly, we believe that management is in the best position to determine the appropriate assumptions to be used and to evaluate whether the results derived from the valuations are consistent with the objective of measuring fair value.

   In future filings, you should expand the discussions of the valuation of mortgage servicing rights and gain on sale of mortgage assets in the critical accounting policy section of MD&A to provide a more robust discussion of the uncertainties attributed to each of the significant assumptions and estimates. Your discussion should provide clear and concise insight into the impact of changes in each significant assumption on the value of servicing rights and how this affects the related gain recognized on the sale of loans. For example, describe how an environment in which interest rates are increasing impacts the overall estimated value of the retained mortgage servicing rights. Your disclosure should also address the following:

°   Describe your procedures for developing the assumptions used in the valuation and discuss your policy for determining when you assess whether the assumptions have changed. Also discuss how often you update your assumptions.

°   Discuss why you changed your assumptions during the quarter ended October 31, 2005. Also discuss the economic factors that affect the change in assumptions. Discuss how much the estimates have changed in the past.

°   You should also include the sensitivity analysis of impact of changes in assumptions in discussion of critical accounting policies, instead of including a reference to the notes to the financial statements.

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You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director